AUSTRIAN AIRLINES

02 DEC 30 AM 8:12

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Rule 12g3-2(b) File No. 82-4970

02060777

Vienna, 11 December, 2002

Our Ref. EFP

Phone/Extension 0043 5 1766 3328

Fax 0043 5 1766 3333

SUPPL

Ref.: Rule 12g3-2(b) File No. 82-4970

The enclosed Ad-hoc Press Release is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Austrian Airlines AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
JAN 14 2003
THOMSON FINANCIAL

Very truly yours,

AUSTRIAN AIRLINES
Österreichische Luftverkehrs AG

Dr. Karl Knezourek
Investor Relations

Encl.

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AUSTRIAN AIRLINES GROUP

December 11, 2002

Ad-hoc Release

TARGETS FOR 2003 BRING RETURN TO PROFIT

BUSINESS PLAN TARGET TO 2006: 30 % EQUITY RATIO

Preliminary Results 2002/Forecast 2003

The Supervisory Board Meeting of Austrian Airlines AG held today, 11 December 2002, has approved the company's result target for 2003. A strongly positive result from operating activities (EBIT) of over EUR 40 million has been forecast for the 2002 financial year. In addition to this, the business plan, which defines the concept for the continued dynamic development of the Austrian Airlines Group in coming years – up to and including 2006 – was presented to the Supervisory Board Committee.

Results forecast for 2002

Despite extremely difficult overall conditions following the dramatic events of 11 September 2001, the Austrian Airlines Group fundamentally improved its business trend. It achieved this by introducing without delay the most extensive restructuring programme ever undertaken at the company. In December 2001, it was forecast to break even on the EBIT level in the financial year 2002. Six months into 2002, this forecast had been revised upwards. On 24 October 2002, based on the best business trend ever in the third quarter of 2002, the results forecast for the full year was raised to EUR 35 to 40 million (on an EBIT basis). Now, according to the latest results forecast for the full year 2002, it appears that the Austrian Airlines Group will generate an EBIT of over EUR 40 million.

Commenting upon the success of the past financial year, Chief Executive Officer Vagn Soerensen made the following statement: "We have succeeded in gaining market share and restructuring the Austrian Airlines Group in the course of past twelve months. As a result, we have created the prerequisites for increasing our profitability and corporate value."

Despite the fact that passenger volume appeared to stagnate earlier in the year and capacity continues to be reduced, the Austrian Airlines Group made a very strong finish to its year in terms of passengers carried. With a forecast total of 8.9 million passengers, it appears likely that the Austrian Airlines Group will set a new transportation record in 2002. The average load factor on scheduled services will increase to around 70 %. The company will transport around 123,000 tons of air cargo, approximately the same as the previous year. In light of the weak world economic situation, this can be considered a positive achievement.

The outlook for 2003

For the financial year 2003, the Austrian Airlines Group aims to achieve a positive result from operating activities of around EUR 120 million and net profit of EUR 45 million. The company plans to increase its transportation performance by 6.2 % to 9.5 million passengers carried. The result target is based upon an exchange rate of EUR 0.98 EUR to the USD. The fuel price for 2003 has been assumed at a level of USD 240 per ton of kerosene. The currently low interest rates present reasonable overall conditions for the continued turnaround of the Austrian Airlines Group.

Business plan to end-2006

Chief Financial Officer Mr. Thomas Kleibl defined the longer-term corporate objectives: "The priority financial objective of our business plan for 2003-2006 is to increase our equity ratio from its current level of 13.3 % to around 30 %. This strengthening of equity will be guaranteed by improved profitability, which will be founded upon continued optimisation of our network, reductions in unit costs due to the merger of our technical units and fleet harmonisation, the increased use of Vienna as an efficient location in East-West transfer and further intensification of co-operation with the Star Alliance."

Karl Knezourek, Investor Relations, Austrian Airlines Tel.: +43 (0) 5 1766 - 3328, Fax: +43 (0) 5 1766 5 3328, e-mail: Karl.Knezourek@aua.com

Rückfragehinweis / For further information: Johannes DAVORAS / Johann JURCEKA - Konzernkommunikation / Corporate Communications, A U S T R I A N A I R L I N E S G R O U P / Tel: +43 (0) 51766 1231 / Fax: +43 (0) 1 688 65 26, mailto:johannes.davoras@aua.com / mailto:johann.jurceka@aua.com, www.aua.com / www.austrianairlines.com.

Eigentümer, Herausgeber, Vervielfältiger: Austrian Airlines, Österreichische Luftverkehrs AG, Bereich Konzernkommunikation / Corporate Communications für / for Austrian Airlines Group, A-1107 Vienna, Fontanastrasse 1, P.O.Box 50, Tel: +43 (0) 51766, mailto:public.relations@aua.com

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